Exhibit 99.1


                            EXPLANATION OF RESPONSES


(1) Third Point LLC ("Third Point") is investment manager or adviser to a variety of hedge funds and managed accounts (the "Funds"). Mr. Loeb is the Chief Executive Officer of Third Point, and by reason of the provisions of Rule 16a-1 under the Securities Exchange Act of 1934, as amended, Third Point and Mr. Loeb may be deemed to be the beneficial owners of the securities beneficially owned by the Funds. Third Point and Mr. Loeb hereby disclaim beneficial ownership of all such securities, except to the extent of any indirect pecuniary interest therein.


(2) As of December 29, 2008, each of Mr. Loeb and the Funds has exchanged all of their respective membership units of BioFuel Energy, LLC, a subsidiary of the Company (the "LLC Units"), and shares of Class B common stock of the Company held by each ("Class B" and, collectively with the LLC Units, the "Units") for newly-issued shares of Common Stock (on a one-for-one basis) pursuant to the terms of the Second Amended and Restated Limited Liability Company Agreement of BioFuel Energy, LLC (the "LLC Agreement"). Under the terms of the LLC Agreement, no conversion or exercise price was paid in conjunction with the conversion of the Units into a like number of shares of Common Stock.